                                                                    Exhibit 12

                                                     April 14, 1998

Mr. James A. Cannavino
1 Robledo Drive
Dallas, TX 75230

Dear Jim:

         This letter will set forth the understanding pursuant to which you will serve as chairman and a director of Softworks, Inc., a Delaware corporation ("Softworks" or the "Company"). Subject to your acceptance you were elected chairman and director on April 13, 1998.

         You will serve as chairman of the Company and as such be an employee of the Company. We will use our best efforts to cause you to be elected as a director of the Company. As chairman, you will chair meetings of the board of Softworks, assist and provide guidance in the long-range strategy of Softworks and help promote Softworks. You will perform such further duties as commonly performed by chairman in similar companies in similar capacities.

         We recognize that you are the chief executive officer of another company and, in addition, have other commitments. Accordingly, we recognize that you will provide such time and attention to serving as chairman as is reasonably necessary in your good faith judgment and with due recognition of your other time commitments. We will enter into with you indemnity agreements that protect you to the fullest extent permitted by applicable law. The forms of these agreements are annexed as Exhibit A. In addition, we will obtain directors' and officers' insurance protecting you from any claims with regard to actions or inactions as chairman and a director. This will be in reasonable amount considering the Company's status and business, and be not less than that maintained for other officers and directors and we will continue such coverage, even after you cease to serve in such capacities, so long as you have any potential liability for actions or inactions with regard to Softworks.

         We will grant to you when we make an initial public offering or otherwise go public, options on one million two hundred thousand shares of voting common stock of Softworks. The grants will be made under a stock option and restricted stock plan adopted by the Company with standard provisions protecting your grants, including with regard to future recapitalizations, and we will file and maintain an S-8 with regard to the plan and grants and file S-3's, as reasonably requested by you, with regard to both the stock and option grants, subject to IPO lock-up agreements, if applicable. The option grant shall be made at the time of the pricing meeting for the initial public offering or, if the Company becomes public without an initial public offering, at the time of becoming public, and shall be at the price fixed at the pricing meeting or fair market value when we become public, as the case may be. The above grants assume a capital structure as we discussed and is subject to your approval. In addition, with regard to the grants, you and your permitted transferees shall have at least the same registration rights (contractual or actual) of any executive of the Company.

Mr. James A. Cannavino
April 14, 1998
Page 2 of 4

         The options shall have a six year term and be fully transferrable by you to a member of your family or a trust, family limited partnership or similar estate planning vehicle primarily for members of your family. Six hundred thousand shares of the option (the "Time Vesting Options") shall vest on the following schedule, provided that at such time you are still employed by the Company or an affiliate or serving as a director or consultant to it or an affiliate:

         300,000 shares on the earlier of: 1) the closing date of the IPO; or 2) December 31, 1998

         300,000 shares on December 31, 1998



         The other six hundred thousand shares (the "Performance Vesting Options") shall vest on the earlier of five years after their grant or, if the EBITDA for the fiscal year ending December 31, 2001 is at least $14,000,000, on December 31, 2001, but shall vest earlier (but not prior to six months after grant except upon an acceleration as provided below) at the end of the applicable fiscal year if the following performance targets are met by Softworks based on EBITDA on the fiscal years ending as set forth below; provided that if you terminate your employment and other relationships with the Company and its affiliates prior to December 31, 2000, other than for Good Reason or death, or the Company terminates you for Cause prior to that date, to the extent the options have not already vested, they shall cease to be exercisable. The vesting targets are as follows:

                  Date        Target                  Shares Vesting
         December 31, 1998   EBITDA   $ 6,000,000     200,000
         December 31, 1999   EBITDA    11,500,000     200,000
         December 31, 2000   EBITDA    14,000,000     200,000

         In addition, if the combined EBITDA for any period of years on an aggregate basis satisfies the cumulative EBITDA for those years, the tranches for all such periods, to the extent not previously vested, shall vest.

         All options, not then vested, from both grants shall fully vest upon your Termination without Cause or Termination for Good Reason prior to January 1, 2002, or a Change in Control. Cause shall be limited to (i) your willful misconduct or fraud with regard to the Company that has a material adverse economic impact on the Company, or (ii) your continued wilful failure to substantially perform your duties under Paragraphs 2 and 3 hereof (other than such failure resulting from a material breach of the obligations of Softworks or Computer Concepts Corp. hereunder) for a period of sixty (60) days after receipt by you of written demand for substantial performance has been delivered by the Board of Directors of Softworks to you, which written demand specifically identifies in reasonable detail the manner in which Softworks believes that you have not substantially performed your duties hereunder. Notwithstanding the foregoing, a termination for Cause shall not be effective unless and until you have received reasonable notice setting forth the reasons for Softworks' intention to terminate you for Cause, you have had an opportunity, together with counsel, to be heard before the full Board of Directors of Softworks and to submit any materials or information to the Board of Directors that you view appropriate,

Mr. James A. Cannavino
April 14, 1998
Page 3 of 4

and the Board of Directors has issued a finding that, in the good faith opinion of a majority of the Board of Directors, your conduct has established a sufficient basis for a termination for Cause. The foregoing is a procedural requirement only and the determination of the Board may be challenged by you in an appropriate forum. Any alleged termination for Cause by the Board which is not correctly a termination for Cause shall be deemed a termination without Cause. Good Reason shall mean a diminution in your title, authority or duties, any material breach by the Company of this agreement, any failure to elect you as a director or any removal of you as a director (other than for cause). Upon your death, the next tranche of the Time Vesting Options shall vest and the Performance Vesting Options shall continue to vest as set forth above if the applicable performance criteria are satisfied, but shall not vest purely on a time basis. Change in Control is defined on Exhibit C.

         In addition, subject to the continuation of your services through the completion date of the "Initial Public Offering" for Softworks, Inc., we will make to you a full recourse loan for $500,000 for relocation or other purposes upon Softworks, Inc. becoming a publicly traded entity. Such loan shall bear interest, payable annually, at the applicable federal rate as defined in Internal Revenue Code Section 1274(d) at the time of the loan. The loan shall be unsecured. The principal and any unpaid accrued interest shall be due on December 1, 2000, but you shall pay it down earlier to the extent of 100 percent of any after tax profits you make upon sale of any shares of Softworks stock you received from Softworks, Inc. or sale of any options of stock in Softworks you receive. You will execute a promissory note in standard form for the loan.

         We will pay you (subject to applicable withholding) a monthly salary of $2000 as employee Chairman. You will, of course, serve as a director as an independent contractor and not an employee. To the extent, if any, you become subject to the excise tax under Internal Revenue Code Section 280G, as a result of a "change in ownership," as defined in Internal Revenue Code Section 28OG(b)(2) in connection with the Company, we will pay you an amount such that after payment of the excise tax and all taxes of any kind on the excise tax and the amounts paid under this provision, you will have no after tax cost for the excise tax on these amounts.


         We will also provide upon your request a research assistant approved by you and employed or retained by Softworks (at a cost of no more than $2,000 per month) to assist you on a part-time basis as reasonably necessary in coordinating your activities as chairman and providing you necessary information in connection therewith.


         You may retain your office as Chairman in such location as you select and we will pay the costs of such office (this includes if you elect to maintain it in your home).

         We will also provide you, at your request, with a secretary at such location, an automobile of a model as mutually agreed (with insurance, maintenance and, if appropriate, garaging, subject to your being taxable on any allocated personal use), club of your choice for business entertainment purposes (which to the extent the Company is not required to treat as income to you, it shall not) and reimburse your travel and entertainment expenses in connection with furthering Softworks' business activities as you reasonably deem necessary, but subject to presentation of receipts and other documentation.
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Mr. James A. Cannavino
April 14, 1998
Page 4 of 4

         Your service as chairman and director is, of course, at will on both sides and may be terminated by either party at any time, provided, however, that if we terminate the arrangement Without Cause or you do so for Good Reason, as defined above, we will continue to pay the costs of office and staff for six (6) additional months.

         You agree to treat as confidential and not use or disclose, except as you believe in good faith to be in the best interest of the Company, any confidential information of the Company while it is not generally known in the industry. Of course, you may make disclosures if necessary to comply with legal process. Furthermore, while you are Chairman or director of the Company and for one (1) year thereafter, you will not directly provide services to the part of another entity which directly competes in a material mariner with a material portion of the business of the Company; the foregoing shall, of course, not limit your activities or relationship with any other portion of such a business or from being involved at a more senior level where the material competing activities are not significantly material to the overall business of the entity.

         Please acknowledge your agreement to the foregoing by signing below.


                                                     Sincerely,

                                                     /s/ Judy G. Carter
                                                     ------------------
                                                         Judy G. Carter,
                                                         President
Agreed:

/s/ James A. Cannavino
-------------------------
James A. Cannavino